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Exhibit 99.2

World Color Press Inc.
(Formerly Quebecor World Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER ENDED SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In millions of US dollars, except per share amounts)

(Unaudited)

		Successor	Predecessor		Successor	Predecessor
	Note	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Operating revenues		$489.1	$280.8	$993.6	$489.1	$1,735.4	$2,983.6
Operating expenses:
Cost of sales		413.0	239.5	878.8	413.0	1,564.3	2,650.5
Selling, general and administrative		42.3	23.6	81.1	42.3	162.8	262.4
Impairment of assets, restructuring and other charges	7	9.1	3.2	6.7	9.1	22.1	54.3

		464.4	266.3	966.6	464.4	1,749.2	2,967.2

Operating income (loss)		24.7	14.5	27.0	24.7	(13.8)	16.4
Financial expenses (income)	8	11.2	(20.5)	72.7	11.2	74.1	211.3
Dividends on preferred shares classified as liability		2.5	0.5	0.9	2.5	1.6	4.6
Reorganization items	4	—	14.6	26.4	—	67.3	68.2

Income (loss) from continuing operations before income taxes		11.0	19.9	(73.0)	11.0	(156.8)	(267.7)
Income taxes	9	8.3	9.3	(9.4)	8.3	18.0	22.2

Net income (loss) from continuing operations		2.7	10.6	(63.6)	2.7	(174.8)	(289.9)
Loss from discontinued operations (net of tax)		—	—	(0.6)	—	—	(715.4)

Net income (loss)		$2.7	$10.6	$(64.2)	$2.7	$(174.8)	$(1,005.3)
Net income allocated to holders of preferred shares		—	1.2	4.5	—	8.8	13.6

Net income (loss) allocated to holders of equity shares		$2.7	$9.4	$(68.7)	$2.7	$(183.6)	$(1,018.9)

Earnings (loss) per share:
Basic:
Continuing operations	10	$0.04	$0.05	$(0.35)	$0.04	$(0.89)	$(1.72)
Discontinued operations		—	—	—	—	—	(4.06)

		$0.04	$0.05	$(0.35)	$0.04	$(0.89)	$(5.78)
Diluted :
Continuing operations		$0.03	$0.05	$(0.35)	$0.03	$(0.89)	$(1.72)
Discontinued operations		—	—	—	—	—	(4.06)

		$0.03	$0.05	$(0.35)	$0.03	$(0.89)	$(5.78)

Weighted-average number of equity shares outstanding:	10
(in millions)
Basic		73.3	209.9	194.2	73.3	205.5	176.4
Diluted		85.9	209.9	194.2	85.9	205.5	176.4

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of US dollars)

(Unaudited)

		Successor	Predecessor		Successor	Predecessor
	Note	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Net income (loss)		$2.7	$10.6	$(64.2)	$2.7	$(174.8)	$(1,005.3)
Other comprehensive income(loss), net of income tax:	20,21
Unrealized gain (loss) on foreign currency translation adjustment		9.8	(49.6)	7.6	9.8	(84.7)	41.2
Portion of foreign currency translation adjustment in income as a result of business disposals		—	—	—	—	—	273.3
Unrealized net loss on derivative financial instruments related to cash flow hedges		—	—	—	—	—	(0.1)
Reclassification of realized net gain (loss) on derivative financial instruments to the statements of income		—	1.3	(2.7)	—	(0.9)	(6.6)

Comprehensive income (loss)		$12.5	$(37.7)	$(59.3)	$12.5	$(260.4)	$(697.5)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In millions of US dollars)

(Unaudited)

	Note	Capital stock (Note 18)	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity (deficit)
Balance, December 31, 2008 (Predecessor)		$1,595.2	$103.2	$(3,490.0)	$236.9	$(1,554.7)
Net loss from January 1 to July 31, 2009		—	—	(174.8)	—	(174.8)
Other comprehensive income, net of income taxes	20	—	—	—	(85.6)	(85.6)
Stock-based Compensation		—	4.0	—	—	4.0
Preferred shares conversion	18	14.2	—	—	—	14.2

Balance, July 31, 2009 (Predecessor)		$1,609.4	$107.2	$(3,664.8)	$151.3	$(1,796.9)
Fresh start adjustments:	1
Cancellation of Predecessor capital stock and contributed surplus		(1,609.4)	(107.2)	—	—	(1,716.6)
Elimination of Predecessor deficit and accumulated other comprehensive income		—	—	3,664.8	(151.3)	3,513.5
Issue of capital stock as part of Plan of Reorganization		578.5	53.9	—	—	632.4

Balance, July 31, 2009 (Successor)		$578.5	$53.9	$—	$—	$632.4
Net income (loss) for two-month period ended September 30, 2009		—	—	2.7	—	2.7
Other comprehensive income net of income taxes	20	—	—	—	9.8	9.8

Balance, September 30, 2009 (Successor)		$578.5	$53.9	$2.7	$9.8	$644.9

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of US dollars)

(Unaudited)

		Successor	Predecessor		Successor	Predecessor
	Note	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Cash flows from operating activities:
Net income (loss)		$2.7	$10.6	$(64.2)	$2.7	$(174.8)	$(1,005.3)
Adjustments for:
Reorganization items	4	—	(4.8)	2.0	—	23.7	21.3
Depreciation of property, plant and equipment		20.3	21.8	56.8	20.3	116.2	198.3
Impairment of assets and non-cash portion of restructuring and other charges	7	—	0.5	—	—	(1.1)	18.8
Future income taxes		4.3	10.7	(29.8)	4.3	13.4	(10.2)
Amortization of other assets		0.1	3.0	3.7	0.1	11.6	14.2
Amortization of customer relationships		6.7	—	—	6.7	—	55.6
Amortization of financing costs		4.1	1.0	—	4.1	1.0	—
Change in fair value of restricted cash		—	—	—	—	—	3.1
Loss on business disposals		—	—	0.6	—	—	685.3
Unrealized foreign exchange (gain) loss on long term debt		—	(29.9)	15.9	—	(56.5)	—
Other		4.5	2.0	(1.9)	4.5	1.6	4.5
Net changes in non-cash balances related to operations:
Accounts receivable		(70.4)	2.9	(65.7)	(70.4)	232.6	104.2
Inventories		4.5	(16.4)	(26.6)	4.5	43.7	22.8
Trade payables and accrued liabilities		16.9	(6.0)	45.8	16.9	(153.2)	(85.6)
Trade payables and accrued liabilities subject to compromise		—	(30.6)	57.9	—	79.1	139.6
Other current assets and liabilities		21.3	(16.6)	56.4	21.3	(24.7)	5.6
Other non-current assets and liabilities		(6.1)	18.0	(31.2)	(6.1)	(4.7)	(72.8)

		(33.8)	(48.7)	36.6	(33.8)	172.8	113.8

Cash flows provided by (used in) operating activities		8.9	(33.8)	19.7	8.9	107.9	99.4
Cash flows from financing activities:
Net change in bank indebtedness		0.2	1.4	(8.0)	0.2	(0.5)	(68.4)
Issuance of long-term debt, net of issuance costs		—	463.2	—	—	463.2	—
Net borrowings under revolving DIP Facility		—	(61.1)	10.6	—	(45.2)	60.0
Issuance of DIP Term Loan, net of issuance costs		—	—	—	—	—	556.5
Repayment of DIP Term Loan		—	(525.5)	—	—	(525.5)	(74.5)
Repayments of long-term debt		(5.6)	(101.9)	(4.1)	(5.6)	(109.0)	(18.0)
Net borrowings under revolving bank facility		—	(0.9)	0.3	—	—	58.7
Net change in secured financing		—	—	—	—	—	48.6
Fees related to the plan of reorganization		—	(14.1)	—	—	(14.1)	—
Repayment of North American securitization program subsequent to Insolvency Proceedings		—	—	—	—	—	(413.0)

Cash flows provided by (used in) financing activities		(5.4)	(238.9)	(1.2)	(5.4)	(231.1)	149.9
Cash flows from investing activities:
Additions to property, plant and equipment		(18.4)	(16.0)	(18.0)	(18.4)	(56.2)	(79.4)
Net proceeds from disposal of assets		1.6	—	3.0	1.6	1.6	25.3
Net proceeds from business disposals, net of cash and cash equivalents		—	—	(0.6)	—	—	43.4
Restricted cash		—	—	—	—	5.4	(2.5)
Restricted cash related to Insolvency Proceedings		—	32.5	(1.6)	—	32.3	(51.7)

Cash flows provided by (used in) investing activities		(16.8)	16.5	(17.2)	(16.8)	(16.9)	(64.9)
Effect of foreign currency		1.4	(0.6)	(0.2)	1.4	(3.8)	(37.0)

Net changes in cash and cash equivalents		(11.9)	(256.8)	1.1	(11.9)	(143.9)	147.4
Cash and cash equivalents, beginning of the period		64.8	321.6	207.4	64.8	208.7	61.1

Cash and cash equivalents, end of period		$52.9	$64.8	$208.5	$52.9	$64.8	$208.5

Supplemental cash flow information:
Interest payment		$6.1	$5.4	$11.5	$6.1	$27.6	$36.1
Income tax paid (net of refund)		(0.3)	0.7	(0.9)	(0.3)	5.3	6.6

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

		Successor	Predecessor
	Note	September 30, 2009	December 31, 2008
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents		$52.9	$208.7
Accounts receivable		534.9	694.0
Inventories	11	192.3	233.9
Income taxes receivable		5.5	31.0
Future income taxes	9	21.1	13.9
Prepaid expenses and deposits		48.2	40.9

Total current assets		854.9	1,222.4
Property, plant and equipment	12	1,128.8	1,161.0
Intangible assets	13	381.9	—
Restricted cash		60.1	96.9
Future income taxes	9	8.1	5.8
Other assets	13	88.6	334.3

Total assets		$2,522.4	$2,820.4

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	14	$2.3	$2.6
Trade payables		103.6	135.2
Accrued liabilities		288.2	345.1
Amounts owing in satisfaction of bankruptcy claims	1	52.5	—
Income and other taxes payable		15.4	40.7
Future income taxes	9	0.1	0.4
Current portion of long-term debt	15	16.3	583.2
Liabilities subject to compromise	5	—	2,882.5

Total current liabilities		478.4	3,989.7
Long-term debt	15	526.1	60.8
Unsecured notes to be issued	16	50.0	—
Other liabilities	17	509.8	246.4
Future income taxes	9	216.2	43.1
Preferred shares	18	97.0	35.1
Shareholders' equity (deficit):
Capital stock	18	578.5	1,595.2
Contributed surplus	18	53.9	103.2
Retained earnings (deficit)		2.7	(3,490.0)
Accumulated other comprehensive income	20	9.8	236.9

		644.9	(1,554.7)

Total liabilities and shareholders' equity (deficit)		$2,522.4	$2,820.4

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)
(Unaudited)

1. Creditor Protection and the Plan of Reorganization

Background and Overview

        As described in Note 1 to the 2008 annual consolidated financial statements, on January 21, 2008 (the "Filing Date"), Quebecor World Inc. ("QWI or the "Predecessor") obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with QWI, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York. The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the "Insolvency Proceedings". QWI's Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

        On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as World Color Press Inc. ("Worldcolor", the "Company" or the "Successor") on the Effective Date.

        The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with section 1625 "Comprehensive Revaluation of Assets and Liabilities" of The Canadian Institute of Chartered Accountants Handbook ("CICA Handbook"). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with section 1581 "Business Combinations" of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets has been recorded as a charge to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date, have been determined in conformity with section 3465 "Income Taxes" of the CICA Handbook. For additional information regarding the impact of fresh start accounting, see "Fresh Start Consolidated Balance Sheet" below. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor's new capital stock, as if such events had occurred on July 31, 2009 (the "Fresh-start Date"). The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

Plan of Reorganization

        Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise ("LSTC"):

  •
  New unsecured notes to be issued in the estimated aggregate principal amount of $50 million (Note 16);

  •
  12.5 million new convertible Class A preferred shares;

  •
  73.3 million new common shares; and

  •
  10.7 million Series I warrants and 10.7 million Series II warrants.

        In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (see Note 18). These transactions are considered non-cash transactions for cash flow purposes.

        In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor's senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $66 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $10 million was paid on the Effective Date and $3.3 million was paid prior to September 30, 2009.

        The implementation of the Plan also involved the following refinancing transactions:

  •
  Repayment of $586.6 million under the Predecessor's debtor-in-possession ("DIP") financing; and

  •
  Entering into a new exit financing credit facility of $800 million (Note 15).

        Pursuant to the Plan, on the Effective Date, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Court as one of the steps to implement the Plan.

        The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor's financial results. After emergence, these expenses are classified as Impairment of assets, restructuring and other charges ("IAROC") (Note 7) in the Successor's Consolidated Statement of Income (Loss).

Significant Ongoing Insolvency Proceedings Matters

Claims Procedure

        On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

        The total amount of such claims filed exceeded the amount recorded in the Predecessor interim consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

        As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process ("Excluded Claims") and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

Claims Assessment

        As of October 26, 2009, a total of 10,470 claims ("Total Claims") had been received, of which 1,151 were filed against QWI and 9,319 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn claims, amounted to $48.2 billion.

Claims filed net of withdrawn claims as at October 26, 2009	$48,224.5
Less:
Excluded claims	2,474.8
Duplicate claims	42,508.3

Claims files net of withdrawn, excluded and duplicate claims	3,241.4
Claims still under review	460.5

Liabilities subject to compromise (excluding post-filing interest)	$2,780.9

        The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is where a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant's debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant's indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $42.5 billion.

        The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn claims amount to approximately $3.2 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC, on the Predecessor consolidated balance sheet as of July 31, 2009.

        The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn amounts to $0.4 billion and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants. It is however possible that allowed general unsecured claims against the U.S. operating debtors as well as secured, priority and administrative claims against the debtors may be in excess of the amount recorded as of September 30, 2009 given the magnitude of the claims asserted (see Note 16 for a description of the terms and conditions of the unsecured notes to be issued). In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

resolution process may take considerable time to complete and will continue after the Company's emergence from bankruptcy protection.

Legal issues related to emergence

        Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the "Avoidance Actions") were transferred to a trust (the "Litigation Trust") created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. There was no funding of this secured loan by the Company as of September 30, 2009.

Fresh-start consolidated balance sheet

        As previously noted, the Company adopted "fresh start" accounting at the Fresh-start Date. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company's estimated fair value at the Fresh-start Date, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Successor on or after August 1, 2009 are not comparable to the consolidated financial statements of the Predecessor prior to that date.

        Our estimates of fair value are based on independent appraisals and valuations, some of which are not final. Accordingly, the process of allocating the estimated enterprise value was not fully completed as of the date of issuance of our Consolidated Financial Statements and the amounts assigned to the assets and liabilities may be adjusted as new or improved information on asset and liability appraisals becomes available. This may result in an adjustment to our preliminary allocation of fair value and such adjustments to the recorded fair value of these assets and liabilities at the Fresh-start Date may impact the values ascribed to the Successor equity. We expect that the allocation of the fair values at the Fresh-start Date will be completed by the time our annual consolidated financial statements are filed in March 2010. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies' analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management's projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management's control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

        A fresh-start consolidated balance sheet as at July 31, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the effect of the Plan's implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

Fresh-start Consolidated Balance Sheet

(In millions of US dollars)

(Unaudited)

	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start Adjustments	Successor July 31, 2009
Assets
Current assets:
Cash and cash equivalents	$292.5	$(104.2)	$(123.5)	$—	$64.8
Accounts receivable	485.2	(23.4)	—	—	461.8
Inventories	190.4	—	—	5.8	196.2
Income taxes receivable	32.6	(25.7)	—	—	6.9
Future income taxes	8.9	9.5	—	(4.4)	14.0
Prepaid expenses and deposits	60.8	4.6	—	—	65.4

Total current assets	1,070.4	(139.2)	(123.5)	1.4	809.1
Property, plant and equipment	1,121.4	8.6	—	(3.1)	1,126.9
Intangible assets	—	—	—	389.0	389.0
Restricted cash	92.7	(32.5)	—	—	60.2
Future income taxes	2.4	2.7	—	4.1	9.2
Other assets	348.1	(3.8)	0.1	(260.5)	83.9

Total assets	$2,635.0	$(164.2)	$(123.4)	$130.9	$2,478.3

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	$2.1	$—	$—	$—	$2.1
Trade payables	91.3	(1.9)	—	—	89.4
Accrued liabilities	292.3	(7.8)	—	0.4	284.9
Amounts owing in satisfaction of bankruptcy claims	—	55.8	—	—	55.8
Income and other taxes payable	43.7	(2.3)		(28.1)	13.3
Future income taxes	0.1	—	—	—	0.1
Current portion of long term debt	13.0	—	—	—	13.0
Current portion of liabilities subject to compromise	166.0	(166.0)	—	—	—

Total current liabilities	608.5	(122.2)	—	(27.7)	458.6
Liabilities subject to compromise	2,924.0	(2,924.0)	—	—	—
DIP financing	586.6	—	(586.6)	—	—
Long-term debt	57.4	5.8	—	2.8	66.0
Exit financing	—	—	463.2	—	463.2
Unsecured Notes	—	50.0	—	—	50.0
Other liabilities	183.0	32.3	—	292.8	508.1
Future income taxes	46.9	204.7	—	(45.7)	205.9
Preferred shares—Predecessor	25.5	—	—	(25.5)	—
Preferred shares—Successor	—	94.1	—	—	94.1
Shareholders' equity (deficit):
Capital stock—Predecessor	1,609.4	—	—	(1,609.4)	—
Capital stock—Successor	—	705.8	—	(127.3)	578.5
Contributed surplus	107.2	53.9	—	(107.2)	53.9
Deficit	(3,664.8)	1,735.4	—	1,929.4	—
Accumulated other comprehensive income (loss)	151.3	—	—	(151.3)	—

	(1,796.9)	2,495.1	—	(65.8)	632.4

Total liabilities and shareholders' equity (deficit)	$2,635.0	$(164.2)	$(123.4)	$130.9	$2,478.3

See accompanying assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

Plan of Reorganization Column

        In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor was discharged with the issuance of new common shares, preferred shares, warrants and unsecured notes by Worldcolor. Certain other claims of holders under the Predecessor's senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $166 million will be paid in cash, of which $110 million was paid on the Effective Date. The remaining balance was recorded as a current liability. In addition, certain income tax liabilities amounting to $25.7 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as "Rejected Employee Agreements". As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the "New Benefits Plan"). As a result, an amount of $32.3 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management's best estimate of the amount to be disbursed was included in the LSTC prior to emergence.

        Projected net future income tax liabilities of approximately $190.7 million were recognized on the discharge of the LSTC. The discharge of the LSTC gives rise to cancellation of debt ("COD") income for income tax purposes and is projected to reduce certain of the Company's tax attributes, such as net operating loss ("NOL") and NOL carry forwards and capital losses carry forwards and the tax basis of the Company's depreciable and non-depreciable assets, which will increase the Company's income tax obligation in the future. Because some of the debtors' outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration. The final determination of COD Income for income tax purposes and the related reduction of tax attributes for the U.S. subsidiaries will be based on the final results for 2009. Therefore, the Company may adjust the preliminary allocation of fair value of its future tax assets and liabilities in the fourth quarter of 2009.

Exit Financing Column

        The Company obtained exit financing of $800 million (Note 15) including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $75.8 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility at the Fresh-start Date. Net cash raised from the Term Loan and Revolving Credit Facility, together with cash and cash equivalents of $123.5 million was used to repay the DIP financing of the Predecessor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

Fresh Start Adjustments Column

        The fresh start adjustments reflect the estimated fair value of the Company's assets and liabilities as of the Fresh-start Date. The significant fresh start accounting adjustments reflected in the Fresh-start consolidated balance sheet, based on current estimates, are summarized as follows:

  (a)
  Working capital:

    The historical cost for substantially all of the Company's current assets and liabilities is reflective of their current fair values. Work-in-process inventories were increased by $5.8 million to reflect their market value.

  (b)
  Property, plant and equipment:

    A fresh start adjustment of $3.1 million was recorded to reduce the historical cost of property, plant and equipment to estimated fair values.

  (c)
  Intangibles and Other assets:

    A fresh start adjustment of $389.0 million was recorded for finite-life intangible assets representing the estimated fair value of Worldcolor's customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives which range from 4 years to 15 years.

    Other fresh start adjustments to estimated fair value include: the reduction of pension assets of $142.5 million, the reduction of contract acquisition costs of $82.3 million, which are effectively included in the aforementioned intangible assets, and other various fair value adjustments totalling $35.7 million.

  (d)
  Other liabilities:

    Fresh start adjustments of $293.5 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. The Company also reclassified $40.7 million of reserves for tax uncertainties, mainly from income and other taxes payable. Other fresh start adjustments amounting to $41.4 million were made to reduce other liabilities to their estimated fair values as of the Fresh-start Date.

  (e)
  Future income taxes:

    A fresh start adjustment of $32.3 million, which decreases net future income tax liabilities, has been recorded for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $13.1 million of reserves for tax uncertainties to other liabilities.

  (f)
  Shareholders' equity (deficit):

    Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of Predecessor capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor Capital Stock as a result of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Creditor Protection and the Plan of Reorganization (Continued)

    reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting.

2. Basis of Presentation

        The interim consolidated financial statements are unaudited and reflect normal and recurring adjustments as well as those related to the implementation of the Plan and the adoption of fresh start accounting upon emergence from the Insolvency Proceedings which are, in the opinion of the Company, considered necessary for a fair presentation. These interim consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in QWI's latest annual consolidated financial statements. The same accounting policies as described in QWI's latest annual consolidated financial statements have been used up to the Fresh-start Date. Accounting policies adopted at the Fresh-start Date are described in Note 3.

Functional and reporting currency

        As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence,, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the U.S. dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in U.S. dollars. Prior to that date, the Predecessor had a Canadian dollar functional currency but the reporting currency of the consolidated financial statements was the U.S. dollar.

Seasonality

        The operations of the Company's business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company's cash flow and results of operations on a quarterly basis.

Comparative figures

        Certain comparative figures have been reclassified to conform to the presentation of the current period. The consolidated financial statements on or after July 31, 2009 are not comparable to the Company's consolidated financial statements prior to that date. In addition, the operating results for the two months ended September 30, 2009 and the one and seven months ended July 31, 2009 are not necessarily indicative of the operating results of the entire year.

3. Summary of Significant Accounting Policies

Accounting Principles

Accounting policies applicable to the Predecessor while under creditor protection

        QWI's financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings. While the Applicants filed for and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

        As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management's view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

        Consistent with Canadian GAAP, SOP 90-7 did not change the manner in which financial statements were prepared. However, SOP 90-7 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 4). Cash flows related to reorganization items have also been disclosed separately.

        The consolidated balance sheet of the Predecessor distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that were not subject to compromise and from post-filing liabilities (Note 5). SOP 90-7 has been applied effective January 21, 2008 and for subsequent reporting periods until the Fresh-start Date.

Accounting policies applicable to the Successor after Fresh-start Date

        At the Fresh-start Date, the Successor adopted the following accounting policies:

  (a)
  Principles of consolidation

          The consolidated financial statements include the accounts of the Company and all its subsidiaries and are prepared in accordance with GAAP. All material intercompany transactions and balances have been eliminated on consolidation.

  (b)
  Uses of estimates

          The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

          Examples of significant estimates include: key economic and other assumptions used in determining the enterprise value and the estimated fair value of identifiable assets and liabilities at the Fresh-start Date, as well as assumptions used in determining the allowance for doubtful accounts and certain accruals for restructuring and other charges; the composition and valuation of future income tax assets; the valuation of contract acquisition costs; the useful life and valuation of property, plant and equipment and intangible assets; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

          The Company made assumptions regarding expected revenue growth, maintaining its customer base and achieving costs reductions, in order to estimate the future cash flows expected from the use of its assets. These estimates and assumptions are based on management's best estimates taking into consideration historical experience and other factors including the current economic situation as well as industry and business environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. The impact of the insolvency proceedings described in Note 1, difficult credit markets, volatile equity and foreign currency markets and decreases in customer spending combined to increase the uncertainty inherent in such assumptions and estimates. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods.

          The unprecedented credit crisis and economic weakness have resulted and may continue to result in decreased revenue, gross margin and earnings. In addition, customers' difficulties have resulted, in certain cases and could result in the future, in increases in bad debt expense. Continued economic weakness may also result in restructuring actions and associated expenses and further impairment of long-lived assets and intangible assets.

  (c)
  Foreign currency translation

          The Company's functional currency and reporting currency is the U.S. dollar. Financial statements of self-sustaining foreign operations not expressed in U.S. dollars are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in a separate component of accumulated other comprehensive income and are included in income only when a reduction in the net investment in these foreign operations is realized.

          Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

  (d)
  Revenue recognition

          The Company provides a wide variety of print and print-related services to its customers, which require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company's revenues are derived from commercial printing related to the production of retail inserts, catalogs, magazines, direct mail, books and directories, as well as other print-related services such as pre-media and logistics services.

          Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectability is reasonably assured.

          Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as multiple service arrangements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

  are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

          Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Company also performs logistics and distribution services for the delivery of products related to print services for which the revenues are recognized once freight services are performed.

          Revenue is presented in the consolidated statements of income, net of rebates, discounts, sales tax and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

  (e)
  Contract acquisition costs

          Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volumes are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

  (f)
  Cash and cash equivalents

          Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

  (g)
  Inventories

          Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method, and net realizable value. A reversal of previous write-downs to net realizable value is recognized as a reduction in expenses in the period in which the reversal occurs.

          Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria for the proportional performance method have not been met to allow for recognition of revenue, related work in progress is measured as the direct costs incurred and a systematic allocation of variable and fixed production overhead based on normal production capacity.

  (h)
  Property, plant and equipment

          Property, plant and equipment acquired after the Fresh-start Date are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Assets under capital lease are recorded at the present value of minimum lease payments. Depreciation and amortization of these assets is calculated over the estimated remaining useful lives of the assets on a straight-line basis to their estimated residual value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

          The estimated useful lives for major asset classification are as follows:

Assets	Estimated useful lives
Buildings	15 to 40 years
Machinery and equipment, including spare parts	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life
  (i)
  Intangible assets

          Intangible assets consist of customer relationships and contracts and are amortized on a straight-line basis over their economic lives, which range from 4 to 15 years.

  (j)
  Impairment of long-lived assets

          The recoverability of long-lived assets (consisting of property, plant and equipment, intangible assets and contract acquisition costs) is assessed whenever there is a significant change in circumstances or a material event occurs that may indicate that the carrying amount of an asset is not recoverable, such as a material change in current or projected operating results, the use of the assets, the strategic direction of the businesses, the market value of the assets or industry and economic trends. If management believes that the assets may not be recoverable based on one or more of these material changes, the assets are reviewed for impairment based on the expected undiscounted future cash flows from the use of the assets and their eventual disposition. Impairment testing is performed at the lowest level of an asset group at which identifiable cash flows are largely independent which is generally at the product service group level or, in certain cases, at the plant level. If the carrying value of an asset or a group of assets exceeds the expected undiscounted future cash flows, an impairment charge is recorded based on the amount by which the carrying value of the asset or group of assets exceeds its fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

  (k)
  Income taxes

          The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

          Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

          On July 31, 2009, the Company adopted guidance under United States GAAP in accounting for tax uncertainties, under which a two-step approach is used to determine the amount of tax benefit to be recognized. First, the tax position is evaluated to determine the likelihood that it will be sustained upon examination. If the position is determined to be more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the Company's financial statements.

          The Company records interest and penalties related to unrecognized tax in income tax expense.

  (l)
  Stock-based compensation plans

          The Company follows the fair-value based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For deferred stock units and restricted stock units, compensation cost is measured based on the market price of the common shares from the effective date of grant through to the settlement date. Any change in the market value of the common shares through to the settlement date results in a change to the compensation cost for those awards and is recorded in the Consolidated Statements of Income (Loss).

  (m)
  Financial instruments

          Financial instruments are initially recognized at fair value and classified at inception as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of an investment in an equity instrument that does not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

          The Company has classified its restricted and unrestricted cash and cash equivalents as held for trading. Accounts receivable, deposits, loans and other long-term receivables included in other assets are classified as loans and receivables. All of the Company's financial liabilities are classified as other financial liabilities.

          Financial instruments that comprise a liability component and an equity component are presented separately on the balance sheet on initial recognition at their fair values in accordance with the substance of the contractual obligation.

          Derivative instruments are recorded at fair value, including those derivatives that are non-financial contracts that can be settled net in cash or another financial instrument, or by exchanging financial instruments, and embedded in financial contracts that are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as cash flow hedges for which hedge accounting is used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

          From time to time, the Company may use various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. When hedge accounting is used, the Company documents all designated hedging relationships and assesses the effectiveness of the relationship at inception and on an ongoing basis at least quarterly.

          For derivatives designated as fair value hedges, such as certain cross currency interest rate swaps, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the hedged item using the effective interest rate method.

          For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts, the effective portion of a hedge is reported in other comprehensive income and recognized in income in the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income.

  (n)
  Employee future benefits

  (i)
  Pension plans

            Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

            Prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 4 to 14 years, or the average remaining life expectancy of the former employees, which ranges from 28 to 33 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees, or the average remaining life expectancy of the former employees covered by the plans.

            For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

            When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

            The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,500 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as there is insufficient information to apply defined benefit plan accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

    (ii)
    Other postretirement benefits

            The cost of other postretirement benefits is determined using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans, which ranges from approximately 4 to 15 years.

  (o)
  Environmental expenditures

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

  (p)
  Asset retirement obligations

          Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded as other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

  (q)
  Comprehensive income

          Comprehensive income is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders' equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, cash flow hedges for which hedge accounting is used, and changes in translation adjustment of self-sustaining foreign operations.

  (r)
  Earnings per share

          Earnings per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options, warrants and equivalents. Under this method, a number of incremental shares, if they are dilutive, are calculated assuming that the outstanding in-the-money stock options, warrants and equivalents are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

          The dilutive effect of the convertible preferred shares is reflected in the diluted earnings per share by application of the "if-converted" method, if dilutive. Under the if-converted method, convertible preferred shares are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for the purposes of calculating diluted earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

  (s)
  Future changes in accounting standards

  (i)
  IFRS

            The Canadian Accounting Standards Board requires all public companies to adopt the International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. Worldcolor is in the process of evaluating the potential impact of the conversion to IFRS and has completed an initial assessment of the high-level major differences between current Canadian GAAP and IFRS. Given its recent emergence from creditor protection, the Company at this time, cannot reasonably estimate the impact of adopting IFRS on its financial position and results of operations.

    (ii)
    Business Combinations, consolidated financial statements and non-controlling interests

            The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. The Company is in the process of evaluating the requirements of the new standards.

            Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3—Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

            Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27—Consolidated and Separate Financial Statements, Sections 1601 and 1602, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

4. Reorganization Items—Predecessor

        Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants while under creditor protection. The cash outflow related to reorganization and restructuring items for the one month and seven months ended July 31, 2009 amounted to $19.4 million and $43.6 million, respectively ($24.4 million and $46.9 million for the three and nine-month periods ended September 30,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Reorganization Items—Predecessor (Continued)

2008), and relates primarily to professional fees. The following table outlines amounts that have been included in the Consolidated Statement of Income (Loss):

	Predecessor		Predecessor
	One month ended July 31, 2009	Three months ended September 30, 2008	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Professional fees	$11.0	$21.3	$48.5	$52.7
Other expenses	3.7	5.1	19.5	11.6
Interest income on accumulated cash	(0.1)	—	(0.7)	—
Amortization of financing costs	—	—	—	15.1
Amortization of embedded derivatives and interest rate risk hedges	—	—	—	(11.2)

	$14.6	$26.4	$67.3	$68.2

5. Liabilities Subject to Compromise—Predecessor

        The following table summarizes the component of liabilities subject to compromise included on our Consolidated Balance Sheet at July 31, 2009 and December 31, 2008:

	Predecessor
	July 31, 2009	December 31, 2008
Trade payables and accrued liabilities	$310.0	$318.5
Income and other taxes payable	33.1	34.8
Litigation and other reserves	89.0	20.5
Long-term debt	2,315.8	2,293.8
Derivative financial instruments	33.0	31.5
Post-filing interest	309.1	183.4

	3,090.0	2,882.5
Current portion of liabilities subject to compromise	166.0	2,882.5

Liabilities subject to compromise	$2,924.0	$—

        See Note 1 "Creditor Protection and Plan of Reorganization—Significant Ongoing Insolvency Proceedings Matters".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Condensed Combined Financial Information

        Unaudited consolidated financial statements are to provide disclosure of condensed combined financial information of the Applicants, including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants that are in reorganization proceedings. Entities in Insolvency Proceedings exclude both the Latin American and the European operations before the disposal of the latter. Presented below is the Condensed Combined Financial Information of the Applicants as at and for the three and nine-month periods ended September 30, 2008.

Condensed Combined Statements of Loss

	Predecessor
Entities in Insolvency Proceedings	Three months ended September 30, 2008	Nine months ended September 30, 2008
Operating revenues	$921.0	$2,765.6
Operating expenses:
Cost of sales	769.2	2,314.6
Selling, general and administrative	74.5	237.7
Depreciation and amortization	53.5	166.4
Impairment of assets, restructuring and other charges	6.1	52.7

	903.3	2,771.4

Operating income (loss)	17.7	(5.8)
Financial expenses	92.3	302.5
Dividends on preferred shares classified as liability	0.9	4.6
Reorganization items	26.4	68.2

Loss from continuing operations before income taxes	(101.9)	(381.1)
Income taxes	(10.9)	14.7

Net loss from continuing operations	(91.0)	(395.8)
Net loss from discontinued operations (net of tax)	(0.6)	(685.3)

Net loss	$(91.6)	$(1,081.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Condensed Combined Financial Information (Continued)

Condensed Combined Statements of Cash Flows

	Predecessor
Entities in Insolvency Proceedings	Three months ended September 30, 2008	Nine months ended September 30, 2008
Cash flows provided by (used in) operating activities	$(21.9)	$50.3
Cash flows from financing activities:
Net borrowing under revolving DIP Facility	10.6	60.0
Issuance of DIP Term Loan, net of issuance costs	—	556.5
Repayment of DIP Term Loan	—	(74.5)
Repayments of long-term debt	(4.1)	(18.0)
Net borrowings under revolving bank facility	0.3	58.7
Net change in secured financing	—	(15.0)
Repayment of North American securitization program subsequent to Insolvency Proceedings	—	(413.0)

Cash flows provided by financing activities	6.8	154.7
Cash flows from investing activities:
Additions to property, plant and equipment	(14.2)	(67.1)
Net proceeds from disposal of assets	3.0	24.7
Net proceeds from business disposals, net of cash and cash equivalents	(0.6)	76.0
Restricted cash related to Insolvency Proceedings	(1.6)	(51.7)

Cash flows provided by (used in) investing activities	(13.4)	(18.1)
Effect of foreign currency	20.7	(16.5)

Net change in cash and cash equivalents	(7.8)	170.4
Cash and cash equivalents, beginning of the period	178.6	0.4

Cash and cash equivalents, end of the period	$170.8	$170.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Condensed Combined Financial Information (Continued)

Condensed Combined Balance Sheets

Predecessor
Entities in Insolvency Proceedings	December 31, 2008
Assets
Current assets	$1,029.8
Property, plant and equipment	1,062.6
Restricted cash	40.6
Other assets	318.4

Total assets	$2,451.4

Liabilities and Shareholders' deficit
Other current liabilities	$389.8
Current portion of long-term debt	582.0
Current portion of liabilities subject to compromise	2,882.5
Intercompany payables subject to compromise(a)	2,436.6

Total current liabilities	6,290.9
Liabilities subject to compromise	—
Long-term debt	53.6
Other liabilities	221.4
Future income taxes	38.9
Preferred shares	35.1
Shareholders' deficit	(4,188.5)

Total liabilities and shareholders' deficit	$2,451.4

(a)
Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their face value. The interim consolidated financial statements do not include these intercompany liabilities as they are eliminated in the preparation of the consolidated financial statements at December 31, 2008. However, these intercompany liabilities were satisfied under the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Impairment of Assets, Restructuring and Other Charges

        The following table details the charge for impairment of assets, restructuring and other charges and pension settlements related to continuing operations:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Restructuring and other charges	$5.0	$2.7	$6.7	$5.0	$23.2	$37.6
Impairment of assets	—	—	—	—	—	16.7
Other postretirement curtailments	—	0.5	—	—	(1.1)	—
Reorganization related items	4.1	—	—	4.1	—	—

	$9.1	$3.2	$6.7	$9.1	$22.1	$54.3

Restructuring and other charges

        The following table details the Company's restructuring and other charges with the change in the reserve for restructuring and other charges:

	Successor			Predecessor
	Two months ended September 30, 2009			Seven months ended July 31, 2009
	2009 Initiatives	Prior Year Initiatives	Total	2009 Initiatives	Prior Year Initiatives	Total
Expenses
Workforce reduction	$2.5	$0.2	$2.7	$14.7	$1.1	$15.8
Leases and carrying costs for closed facilities	1.9	0.9	2.8	5.2	4.2	9.4

	4.4	1.1	5.5	19.9	5.3	25.2

Underspending
Workforce reduction	—	(0.5)	(0.5)	—	(2.0)	(2.0)

Total expenses	4.4	0.6	5.0	19.9	3.3	23.2

Payments
Workforce reduction	(2.2)	(0.4)	(2.6)	(8.8)	(11.1)	(19.9)
Leases and carrying costs for closed facilities	(1.9)	(0.8)	(2.7)	(3.7)	(5.2)	(8.9)

	(4.1)	(1.2)	(5.3)	(12.5)	(16.3)	(28.8)

Net change	0.3	(0.6)	(0.3)	7.4	(13.0)	(5.6)
Foreign currency changes	—	(0.1)	(0.1)	—	0.3	0.3
Balance, beginning of the period	7.4	3.2	10.6	—	25.9	25.9
Liability subject to comprimise	—	—	—	—	(10.0)	(10.0)

Balance, end of the period	$7.7	$2.5	$10.2	$7.4	$3.2	$10.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Impairment of Assets, Restructuring and Other Charges (Continued)

2009 restructuring initiatives

        During the third quarter of 2009, there were restructuring initiatives in North America related to the closure of the Olive Branch, MS facility and to various headcount reductions. In the first half of 2009, there were restructuring initiatives in North America related to the closure of the Memphis, TN facilities, completed in April 2009, the closure of Covington, TN facility, completed in July 2009 and to various workforce reductions across North America. The Company also recorded an employer withdrawal liability of $1.2 million related to multiemployer pension plans. The total cost expected for these initiatives is $35.9 million, of which $19.0 million is for workforce reduction and $16.9 million is for leases and closed facilities. These initiatives are expected to be completed by the end of 2009. The non-cash costs of these initiatives included a curtailment gain of $1.9 million in a postretirement benefit plan related to the Memphis closure and a settlement charge of $0.8 million in a Canadian defined benefit pension plan.

        As at September 30, 2009, the balance of the restructuring reserve was $10.2 million. The total cash disbursement related to this reserve is expected to be $8.0 million for the remainder of 2009. Finally, the Company expects to record additional charges of $11.6 million in the upcoming quarters for the restructuring initiatives that have been announced as at September 30, 2009.

        The Company also recorded a charge for reorganization related items of $4.1 million comprised primarily of professional fees related to ongoing Insolvency Proceedings matters.

8. Financial Expenses (Income)

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Interest expense(a)	$10.8	$19.1	$56.7	$10.8	$151.1	$226.6
Bank and other charges	0.3	(0.6)	1.0	0.3	1.7	6.2
Change in fair value of restricted cash	—	—	—	—	—	3.1
Net loss (gain) on foreign exchange(b)	1.2	(39.0)	18.3	1.2	(74.4)	6.2
Derivative financial instruments(c)	—	0.4	(2.4)	—	(1.8)	(21.8)

	12.3	(20.1)	73.6	12.3	76.6	220.3
Interest capitalized to the cost of equipment	(1.1)	(0.4)	(0.9)	(1.1)	(2.5)	(2.7)

	$11.2	$(20.5)	$72.7	$11.2	$74.1	$217.6

Portion included in discontinued operations	—	—	—	—	—	6.3

	$11.2	$(20.5)	$72.7	$11.2	$74.1	$211.3

(a)
Interest Expense

Successor

          Interest expense includes interest on long-term debt (including capital leases) and unsecured notes to be issued, determined using the effective interest rate method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Financial Expenses (Income) (Continued)

Predecessor

          Interest expense includes interest on long-term debt (including capital leases) and long-term debt subject to compromise. Interest on DIP financing amounted to $2.3 million for the one-month period ended July 31, 2009 ($9.9 million for the three-month period in 2008) and $25.3 million for the seven-month period ended July 31, 2009 ($33.4 million for the nine-month period in 2008).

(b)
During the one-month and seven-month periods ended July 31, 2009, the Company recorded net gains on foreign exchange, arising on the translation of net monetary liabilities (principally debt and LSTC) denominated in currencies other than the Canadian dollar, which was the functional currency of the Predecessor .

(c)
During the one-month and seven-month periods ended July 31, 2009, the Company reclassified a net loss of $1.1 million and a net gain of $0.9 million, respectively (net gain of $3.4 million and a net gain of $8.0 million for the three-month and nine-month periods of 2008) from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period but for which the anticipated transaction was still probable of occurring.

9. Income Taxes

        Total income taxes were allocated as follows:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Continuing operations	$8.3	$9.3	$(9.4)	$8.3	$18.0	$22.2
Discontinued operations	—	—	—	—	—	(3.4)
Shareholders' equity (deficit):
Other comprehensive income	—	0.1	(0.5)	—	0.2	0.2

	$8.3	$9.4	$(9.9)	$8.3	$18.2	$19.0

        The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used in the determination of net income (loss) from continuing operations:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Domestic statutory tax rate	30.8%	30.8%	31.1%	30.8%	30.8%	31.1%
Increase (reduction) resulting from:
Change in valuation allowance	30.9	(57.2)	(46.6)	30.9	(27.9)	(43.6)
Effect of foreign tax rate differences	(14.1)	(13.2)	17.9	(14.1)	18.6	16.8
Permanent differences	20.7	76.2	(21.9)	20.7	(30.3)	(15.7)
Other	7.1	10.1	32.4	7.1	(2.7)	3.1

Effective tax rate	75.4%	46.7%	12.9%	75.4%	(11.5)%	(8.3)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

        The tax effects of significant items comprising the Company's net future tax liability are as follows:

	Successor	Predecessor
	September 30, 2009	December 31, 2008
Future income tax assets:
Operating loss carryforwards	$349.1	$312.4
Tax credit carryforwards	3.2	17.3
Accounts receivable	12.6	15.4
Goodwill and other assets	—	26.1
Pension, postretirement and workers compensation benefits	150.8	29.4
Not deductible provision	33.4	25.1
Interest limitation	68.8	57.1
Other	42.5	30.5

	660.4	513.3

Future income tax liabilities:
Property, plant and equipment	(296.6)	(144.5)
Inventories	(11.8)	(17.3)
Intangible assets	(131.3)	—

	(439.7)	(161.8)

Valuation allowance	(407.8)	(375.3)

Net future income tax liabilities	(187.1)	(23.8)

Current portion of:
Future income tax assets	21.1	13.9
Future income tax liabilities	(0.1)	(0.4)
Long term portion of:
Future income tax assets	8.1	5.8
Future income tax liabilities	(216.2)	(43.1)

Net future income tax liabilities	$(187.1)	$(23.8)

        At September 30, 2009, the Company had NOL carryforwards for income tax purposes of $877.7 million, of which $54.9 million can be carried forward indefinitely and $822.8 million expire between 2009 and 2029. At September 30, 2009, the Company had capital loss carryforwards for income tax purposes in Canada of $590.7 million which can be carried forward indefinitely.

        Moreover, in the United States, the Company had tax benefits on State NOL and State tax credit carryforwards, net of federal tax benefits, of approximately $25.9 million and $1.8 million, respectively. These NOL and tax credit carryforwards expire between 2009 and 2029. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance against these tax assets in the amount of $26.8 million.

        The September 30, 2009 and December 31, 2008 amounts above include a valuation allowance of $407.8 million and $375.3 million, respectively, relating to loss carryforwards and other tax benefits since their realization is not more likely than not. The increase in total valuation allowance for the nine-month period ended September 30, 2009, was mainly explained by an increase of $47.1 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

allocated to income from continuing operations, an increase of $124.4 million due to a reorganization of the corporate structure, and a decrease of $169.2 million resulting from COD and fresh start accounting.

        As a result of fresh start accounting, any subsequent recognition of $281.7 million of tax benefits resulting from a reduction in the valuation allowance for future tax assets will be recorded first to reduce to zero any unamortized intangible assets. Any remaining benefit would be recorded as an adjustment to shareholders equity.

        As a result of our emergence from bankruptcy and COD income triggered by the discharge of debt, the future income taxes on the attributes related to NOL carryforwards, capital loss carryforwards and property, plant and equipment were reduced by approximately $190.7 million, mainly in the United States. The Company has not finalized the assessment of the tax effects of the emergence from bankruptcy and this estimate, as well as the Plan's overall effect on all tax attributes is subject to revision, which could be significant.

        The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because it does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Future income taxes will be recognized when the Company expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time. Determination of the liability is largely dependent on circumstances under which the remittance occurs.

        There were no changes in the income tax reserves or related tax uncertainties of the Company at July 31, 2009, upon the adoption of fresh start accounting. At adoption, the Company had approximately $33.7 million of total unrecognized income tax benefits ("UTBs").

        A reconciliation of the change in gross UTBs balance from August 1, 2009 to September 30, 2009 is as follows, excluding accrued interest and penalties:

Successor
Federal, Provincial and Foreign Tax
Balance at July 31, 2009	$110.6
Additions to tax positions related to the current year	0.9
Variation in foreign exchange	(0.1)

Gross UTBs at September 30, 2009	111.4
Adjustments to reflect net reporting(1)	(75.6)

Balance of UTBs at September 30, 2009	$35.8

(1)
The adjustments of $75.6 million reflect the amount of UTBs that do not meet the asset recognition criteria.

        The Company recognizes accrued interest and penalties related to gross UTBs as part of income tax expense. As of September 30, 2009, accrued interest and penalties were $5.4 million and $1.1 million respectively, of which $0.4 million were recognized in the two-month period then ended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

        The total amount of unrecognized tax benefits, if recognized, that will affect the effective tax rate is $0.8 million.

        The Company anticipates that UTBs of approximately $10.5 million will be settled in the next twelve months on positions related to closed tax years. The Company and its subsidiaries file income tax returns with federal and provincial tax authorities in Canada, federal and state tax authorities in the United States as well as tax authorities in its foreign operations in Latin America. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2005.

        As of September 30, 2009, the total amount of UTBs classified as accrued liabilities and as other long-term liabilities were $0.4 million and $41.9 million, respectively.

10. Earnings (Loss) per Share

        The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Basic
Net income (loss) from continuing operations	$2.7	$10.6	$(63.6)	$2.7	$(174.8)	$(289.9)
Net income allocated to holders of preferred shares	—	1.2	4.5	—	8.8	13.6

Net income (loss) from continuing operations available to holders of equity shares	$2.7	$9.4	$(68.1)	$2.7	$(183.6)	$(303.5)

(In millions)
Weighted-average number of equity shares outstanding	73.3	209.9	194.2	73.3	205.5	176.4
Earnings (loss) per share:
Basic	$0.04	$0.05	$(0.35)	$0.04	$(0.89)	$(1.72)

Diluted
Weighted-average number of equity shares outstanding—Diluted	85.9	209.9	194.2	85.9	205.5	176.4
Earnings (loss) per share:
Diluted	$0.03	$0.05	$(0.35)	$0.03	$(0.89)	$(1.72)

        Securities that could potentially dilute Successor earnings per share in the future include 10,723,019 Series I and 10,723,019 Series II warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Inventory

	Successor	Predecessor
	September 30, 2009	December 31, 2008
Raw materials and supplies	$117.6	$152.3
Work in process	74.7	81.6

	$192.3	$233.9

12. Property, Plant and Equipment

	Successor
	September 30, 2009	July 31, 2009
	Net book value	Net book value
Land	$76.2	$76.5
Buildings	358.6	361.3
Machinery and equipment	624.9	626.9
Projects under construction	69.1	62.2

	$1,128.8	$1,126.9

13. Intangible and Other Assets

        The following table summarizes the details of intangible assets:

	Successor
	September 30, 2009
	Cost	Accumulated depreciation	Foreign currency changes	Net book value
Customer relationships and contracts	$389.0	$6.7	$(0.4)	$381.9

	$389.0	$6.7	$(0.4)	$381.9

        Amortization of intangible assets is included in cost of sales and amounted to $6.7 million for the two months ended September 30, 2009.

        The following table summarizes the details of other assets:

		Successor	Predecessor
	Note	September 30, 2009	December 31, 2008
Accrued pension benefit asset	24	$—	$130.7
Contract acquisition costs		4.2	71.6
Deposits		35.7	34.8
Long-term receivables		14.6	45.4
Other		34.1	51.8

Total Other Assets		$88.6	$334.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Bank Indebtedness

        The Company has access to various credit facilities in Latin America of up to $27.4 million ($23.1 million as at December 31, 2008). These facilities are denominated in multiple currencies and are cancelable upon notice from the lending institutions. As at September 30, 2009, $2.3 million ($2.6 million as at December 31, 2008) was drawn on these facilities. There are no restrictive covenants on these various credit facilities.

15. Long term Debt

        The following table summarizes changes in long-term debt:

			Successor	Predecessor
	Note	Maturity	September 30, 2009	December 31, 2008
Credit Facility			$464.2	$—
Revolving bank facility and other short-term lines			—	712.5
Senior Notes 4.875% and 6.125%			—	600.0
Senior Notes 9.75%			—	400.0
Equipment financing credit facility			—	128.1
Senior Notes 8.75%			—	450.0
Senior Debentures 6.50%			—	3.2

			464.2	2,293.8
Less:
Long-term debt of Applicants subject to compromise subsequent to January 21, 2008	5		—	(2,293.8)

			464.2	—
DIP financing			—	572.0
Capital leases		2008 - 2016	70.9	63.6
Other debts		2008 - 2022	7.3	8.4

			542.4	644.0

Current portion of long-term debt			16.3	583.2

Long-term debt			$526.1	$60.8

Successor

        On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the "Revolving Credit Facility") bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the "Term Loan"), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company's emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the "Credit Facility". Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Long term Debt (Continued)

base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of November 9, 2009, the Company had drawn an aggregate amount of $522.6 million under the Credit Facility.

        Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event we do not perform our contractual obligations. As of November 9, 2009, the letters of credit issued under the Revolving Credit Facility amounted to $31.7 million, maturing at various dates through 2010. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3.25 million in the first year after the issuance date and $32.5 million in each of the second and third years after the issuance date.

        The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan; during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

        The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring ("EBITDAR"). At September 30, 2009, the Company was in compliance with these financial covenants.

        At September 30, 2009, mandatory principal repayments on long-term debt, assuming no prepayments were to occur, and minimum capital lease payments are as follows:

		Capital lease payments
	Principal repayments on long term debt
		Principal	Interest	Payment
Remaining of 2009	$1.0	$4.4	$1.4	$5.8
2010	6.1	13.4	3.6	17.0
2011	42.0	14.1	2.8	16.9
2012	492.1	13.6	2.0	15.6
2013	1.1	13.3	1.2	14.5
2014 and thereafter	—	12.1	0.4	12.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Long term Debt (Continued)

        Debt financing costs of $75.8 million related to the Credit Facility have been applied against the principal balance of the Credit Facility and are being charged to earnings as interest expense over the term of the Credit Facility. The effective interest rate on the Credit Facility is 15.0%.

16. Unsecured Notes to be Issued

        The Company expects to issue $50 million of unsecured notes ("Unsecured Notes" or the "Notes") bearing cash interest at a rate of 10% per annum or paid-in-kind ("PIK") interest at a rate of 13% per annum and maturing on July 15, 2013. The Notes are to be issued to creditors of certain of the U.S. Subsidiaries holding general unsecured claims against such U.S. Subsidiaries (categorized as Class 3 claims under the U.S. Plan) once all claims are legally resolved in the Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately $100 million, which would result in the issuance and distribution of $50 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 1), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Company may redeem all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The Company's option to redeem is contingent on the prior repayment of specified amounts due under the Credit Facility and proportionate repayment of the Class A Convertible Preferred Shares under the Articles of Incorporation of the Company. For the two-month period ended September 30, 2009, the interest rate of the unsecured notes to be issued was 13%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Other Liabilities

        The following table summarizes the details of other liabilities:

		Successor	Predecessor
	Note	September 30, 2009	December 31, 2008
Pension liability	24	$338.0	$59.0
Postretirement benefits	24	59.9	67.0
Workers' compensation accrual		42.1	45.8
Derivative financial instruments		—	32.2
Asset retirement obligations		12.3	11.9
Reserve for environmental matters		1.7	4.5
Deferred gain on property, plant and equipment disposal		—	29.5
Other		55.8	48.5

Total Other Liabilities		509.8	298.4
Less Other liabilities subject to compromise :
Derivative financial instruments		—	31.5
Reserve for environmental matters		—	4.5
Other		—	16.0

	5	—	52.0

		$509.8	$246.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Capital Stock and Contributed Surplus

	Successor		Predecessor
	September 30, 2009		December 31, 2008
	Number	Amount	Number	Amount
(Thousands of shares)
Common Shares(a)	73,285	$485.3	—	$—
Warrants—Series I(b)	10,723	56.6	—	—
Warrants—Series II(b)	10,723	36.6	—	—
Multiple Voting Shares	—	—	46,987	93.5
Subordinate Voting Shares	—	—	154,642	1,289.2
Redeemable First Preferred Shares—Series 3—Classified as Shareholders' equity	—	—	12,000	212.5

Total Capital Stock		$578.5		$1,595.2

Redeemable First Preferred Shares—Series 5—Classified as Liability	—	—	1,696	35.1
Class A Convertible Preferred Shares—Classified as liability(c)	12,500	97.0	—	—

Total Preferred Shares Classified as Liability		$97.0		$35.1

Conversion option on Class A Convertible Preferred Shares—Classified as contributed surplus(c)		$53.9		$—

Successor

(a)
Common Shares

The Company is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to Computershare Trust Company of Canada, as escrow agent ("the Escrow Agent").

(b)
Warrants

On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the "Warrants"), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014. These Warrants are considered equity instruments and have been classified as capital stock. They were measured at inception at their estimated fair value.

(c)
Preferred Shares

The Company is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the "Preferred Shares"). On the Effective Date, the Company issued in escrow to the Escrow Agent, 12,500,000 Preferred Shares with a nominal value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Capital Stock and Contributed Surplus (Continued)

  increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") during a 60-day reference period (subject to certain adjustments). The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder's right during the five years after issuance to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Company's Credit Facility, the Company is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes (Note 16) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to certain adjustments). The Company's option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an "as converted" basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. The Preferred Shares are classified as compound financial instruments, with a portion of the Preferred Shares classified as a liability with a fair value amounting to $94.1 million and a conversion option recorded as contributed surplus with a fair value of $53.9 million. The effective interest rate on the Preferred Shares is 16.1%.

As of August 12, 2009, 54,365,247 Common Shares and all of the Preferred Shares were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

Shareholder Rights Plan

        On August 20, 2009, the Company adopted a shareholder rights plan (the "Rights Plan") to encourage the fair treatment of shareholders in a takeover offer for the Company. The Rights Plan and all outstanding rights issued thereunder shall terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company to be held within six months of its adoption. The Rights Plan, in effect, allows holders of common shares to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 20% or more of the shares of the Company in a transaction that is not a permitted bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a take-over bid that is made to all shareholders on identical terms by way of a take-over circular prepared in compliance with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Capital Stock and Contributed Surplus (Continued)

applicable securities laws, and certain other conditions set out in the agreement signed to implement the Rights Plan.

Predecessor

        In accordance with the Plan, the Predecessor's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration, on the Effective Date, in accordance with the Articles of Reorganization that were filed as one of the steps to implement the Plan.

        In March 2009, 256,364 Series 5 First Preferred Shares were each converted into 13.79375 Subordinate Voting Shares. Consequently, 3,536,220 of new Subordinate Voting Shares were issued by QWI for an increase of $5.5 million in capital stock.

        In June 2009, 339,600 Series 5 First Preferred Shares were each converted into 14.00937 Subordinate Voting Shares. Consequently, 4,757,583 of new Subordinate Voting Shares were issued by QWI for an increase of $8.7 million in capital stock.

19. Stock-Based Compensation

Predecessor

        As described in Note 1, all of the Predecessor's Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company's outstanding stock options were cancelled for no consideration and all stock-based compensation plans were terminated on July 21, 2009. In the Consolidated Statement of Income (Loss) for the Predecessor for the one-month period ended on July 31, 2009, the Company recorded an expense of $0.6 million as a result of the cancellation of the outstanding stock options on the Effective Date.

Successor

        After emergence, the Board of Directors of the Company (the "Board") approved a new restricted share unit plan (the "RSU Plan") and the amended and restated deferred share unit plan (the "DSU Plan") in order to allow directors, executive officers and eligible employees to participate in the long-term success of the Company and promote a greater alignment of their interests with the interests of the Company's shareholders. The RSU Plan and DSU Plan are collectively referred to as the "Share Unit Plans".

        RSUs and DSUs are units equivalent in value to shares and additional RSUs or DSUs may be earned in payment of amounts equivalent to the amount of dividends paid on shares. The redemption value of each RSU and DSU is equal to the volume weighted average trading price of the Company's Common Shares on the TSX over the five trading days preceding the redemption date. Currently, Common Shares of the Company may not be issued in connection with a redemption of RSUs or DSUs. Subject to receipt of shareholder approval, the settlement of RSUs and DSUs by way of issuance of Common Shares from treasury would be permitted.

        RSUs vest in accordance with the terms specified at the time of each grant ranging from 1 to 39 months and will be redeemed for cash on the last business day of the third year following the year in which the grant was made or earlier if so determined by an authorized committee of the Board or if an accelerating event occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Stock-Based Compensation (Continued)

        Under the DSU Plan, each independent director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them quarterly for serving as a director of the Company. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. The independent director can elect to receive the remaining 50% in any combination of cash and/or DSUs. DSUs may also be granted to other participants under terms established by an authorized committee of the Board, which may also determine vesting schedules and conditions with respect to DSUs. Prior to receipt of shareholders approval at the next annual shareholders' meeting, within a specified period after a director ceases to be a member of the Board of Directors or an employee ceases to be employed by the Company, DSUs will be redeemed for cash. Subject to receipt of shareholder approval at the next annual shareholders meeting, the participants will have the choice at the time of redemption to receive the redemption value in cash or in shares.

        Under the Share Unit Plans, the following grants were approved in the quarter ended September 30, 2009:

  •
  The Company made an initial grant of 156,232 DSUs, which vested immediately, to the independent directors based on their annual retainer fees and a further 172,655 DSUs to executive officers which will vest in twelve equal installments ending in September 2010. Independent directors have earned the right to an additional 22,105 DSUs for their services during the third quarter which have been granted on October 1, 2009.

  •
  In September 2009, the Company granted to executive officers 834,238 RSUs which will vest in accordance with the term specified for each grant.

        At September 30, 2009, the value of the outstanding RSUs and DSUs of $2.5 million was included in accrued liabilities. The compensation cost related to RSUs and DSUs of $2.5 million was included in selling, general and administrative expenses for the two months ended September 30, 2009.

        The weighted average grant date fair value per unit of the RSUs and DSUs granted during the period was $8.97 and $8.89 respectively.

        The following table summarizes RSUs outstanding at September 30, 2009:

	Successor
	September 30, 2009
(thousand of units)	Unvested Units	Vested Units
Balance at July 31, 2009
Granted	834	—
Vested	—	—
Forfeited	—	—

Balance at September 30, 2009	834	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Stock-Based Compensation (Continued)

        The following table summarizes DSUs outstanding at September 30, 2009:

	Successor
	September 30, 2009
(thousand of units)	Unvested Units	Vested Units
Balance at July 31, 2009
Granted	173	156
Vested	—	—
Forfeited	—	—

Balance at September 30, 2009	173	156

20. Accumulated Other Comprehensive Income (Loss)

        The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation adjustment	Cash flow hedges	Total
Predecessor
Balance, December 31, 2007	$(187.4)	$8.2	$(179.2)
Other comprehensive income (loss), net of income taxes	314.5	(6.7)	307.8

Balance, September 30, 2008	127.1	1.5	128.6
Other comprehensive income (loss), net of income taxes	109.0	(0.7)	108.3

Balance, December 31, 2008	236.1	0.8	236.9
Other comprehensive income (loss), net of income taxes	23.8	(0.9)	22.9

Balance, March 31, 2009	259.9	(0.1)	259.8
Other comprehensive income (loss), net of income taxes	(58.9)	(1.3)	(60.2)

Balance, June 30, 2009	201.0	(1.4)	199.6
Other comprehensive income (loss), net of income taxes	(49.6)	1.3	(48.3)

Balance, July 31, 2009	151.4	(0.1)	151.3

Fresh start adjustments	(151.4)	0.1	(151.3)

Successor
Balance, July 31, 2009, Successor	—	—	—
Other comprehensive income, net of income taxes, August 1 to September 30, 2009	9.8	—	9.8

Balance, September 30, 2009	$9.8	$—	$9.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Income Taxes on Components of Other Comprehensive Income (Loss)

        The following table presents the income taxes on components of other comprehensive loss:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Income tax on unrealized gain on foreign currency translation adjustment	$—	$—	$(0.3)	$—	$—	$(0.3)
Income tax on unrealized net loss on derivative financial instruments related to cash flow hedges	—	—	—	—	—	(1.4)
Income tax on reclassification of realized net loss (gain) on derivative financial instruments tothe statement of income	—	(0.1)	0.8	—	(0.2)	1.5

	—	(0.1)	$0.5	—	(0.2)	$(0.2)

22. Financial Instruments

Risks arising from financial instruments

        The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company's activities. From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk, as well as interest rate risk.

        Risk management strategies are likely to evolve in response to future conditions and circumstances, including the effects and consequences resulting from the current economic recession. These future strategies may not fully insulate the Company in the near term from adverse effects, the most significant of which relate to liquidity and capital resources as well as exposure to credit losses.

Credit risk

        The Company, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at September 30, 2009, no customer balance represented more than 5% (4% in 2008) of the Company's consolidated accounts receivable and the Company's 10 largest customers accounted for 25% (23% in 2008) of consolidated revenues. In addition, 86% (75% in 2008) of the Company's accounts receivable as at September 30, 2009 were not considered past due.

        The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information relating to the state of the economy and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Financial Instruments (Continued)

that amounted to $52.2 million as at September 30, 2009 ($60.3 million - December 31, 2008). The Company has an insurance program that mitigates its risk on certain accounts receivable. As at September 30, 2009, the weighted average life of customer accounts receivable was 57 days (2008 - 55 days). The Company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at September 30, 2009 that are not past due to be high.

        The Company believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect the Company's customer businesses and the markets they serve. The unprecedented credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in North America which could hinder the Company's ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the Insolvency Proceedings, the Company secured on July 21, 2009 an $800 million Credit Facility. Management believes that with the implementation of the Plan and the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future.

        The following table presents the financial obligations of the Company:

Financial Cash Obligations
($ millions)

	Remainder of 2009	2010	2011	2012	2013	2014 and thereafter	Total
Credit Facility(1)	$0.8	$2.5	$40.6	$491.1	$—	$—	$535.0
Unsecured notes to be issued(1)	—	—	—	—	50.0	—	50.0
Other long term debt	0.2	3.6	1.4	1.0	1.1	—	7.3
Capital leases	4.4	13.4	14.1	13.6	13.3	12.1	70.9
Interest payments on other long-term debt, unsecured notes to be issued and capital leases(2)	1.7	4.9	3.9	2.7	33.8	0.5	47.5
Interest payments on Credit Facility(2)	11.7	46.7	45.1	27.0	—	—	130.5
Operating leases	8.1	37.2	28.8	25.7	22.1	83.0	204.9
Capital asset purchase commitments	18.6	11.6	2.8	—	—	—	33.0
Preferred shares(3)	—	—	—	—	—	—	—

Total contractual cash obligations	$45.5	$119.9	$136.7	$561.1	$120.3	$95.6	$1,079.1

(1)
Assumes mandatory repayments of $68 million and no exercise of the prepayment option by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Financial Instruments (Continued)

(2)
Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, and using the outstanding balance as at September 30, 2009.

(3)
Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

Foreign exchange risk

        The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

        The Company is exposed to foreign exchange risk primarily as a result of sales revenue and expenses denominated in US dollars in its Canadian operations.

        The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the U.S. dollar on the settlement of foreign denominated sales and related receivables. No contracts were outstanding as of September 30, 2009.

        The net monetary items denominated in foreign currencies are not significant.

Commodity risk

        The Company is exposed to a financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

        The Company normally enters into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. No contracts were outstanding as of September 30, 2009.

Interest rate risk

        The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 88% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage.

23. Capital and Liquidity Management

        The Company's objectives when managing capital are:

  •
  to ensure sufficient liquidity to fund its operations;

  •
  to preserve it financial flexibility in order to benefit from potential opportunities as they arise, while at the same time taking a conservative approach towards financial leverage and management of financial risk; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Capital and Liquidity Management (Continued)

  •
  to maintain or improve its credit rating to facilitate access to capital markets when necessary at competitive interest rates.

        Management defines capital as the shareholders' equity, excluding accumulated other comprehensive income, plus net long-term debt. Net long-term debt includes long-term debt, less cash and cash equivalents. To maintain or adjust the capital structure, the Company may also repurchase existing shares, issue new shares or long-term debt, or sell assets to adjust to changes in economic conditions and the risk characteristic of the underlying assets. As previously explained, the Company has also adopted a shareholder rights plan to protect shareholders from unfair or abusive takeover strategies.

        As explained in note 15, the Company's Credit Facility provides for restrictions on, among other things, to incur additional debt, make investments, dispose of their assets, and make capital investments, as well as for limitations on dividend payments, repurchase of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of the majority of the Credit Facility lenders.

24. Pension and Other Postretirement Benefits

        The Company has several defined benefit pension plans and defined contribution plans covering substantially all of its employees. In addition, the Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees' active service period.

        As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

        As a result of the Company adopting fresh start accounting, its defined benefit plans, as well as the postretirement benefit plans, were remeasured at their fair value as at July 31, 2009.

        The following table presents the benefit obligations, the fair value of plan assets and the funded status as of July 31, 2009 and December 31, 2008, for plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	Successor	Predecessor(1)	Successor	Predecessor
	July 31, 2009	December 31, 2008	July 31, 2009	December 31, 2008
Benefit obligations	$(895.2)	$(720.1)	$(60.0)	$(53.7)
Fair value of plan assets	558.2	548.2	—	—

Funded status—plan deficit	$(337.0)	$(171.9)	$(60.0)	$(53.7)

(1)
The measurement date was September 30, 2008. If the Company had used a measurement date of December 31, 2008, the unfunded status would have been a plan deficit of $325.4 million (composed of a benefit obligation of $817.9 million, and a fair value of plan assets of $492.5 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Pension and Other Postretirement Benefits (Continued)

        The amounts recognized at July 31, 2009 and December 31, 2008 are as follows:

		Pension Benefits		Postretirement Benefits
		Successor	Predecessor	Successor	Predecessor
	Note	July 31, 2009	December 31, 2008	July 31, 2009	December 31, 2008
Accrued benefit liability	17	$(337.0)	$(59.0)	$(60.0)	$(67.0)
Accrued benefit asset	13	—	130.7	—	—

Net amount recognized		$(337.0)	$71.7	$(60.0)	$(67.0)

        The weighted-average assumptions used to determine benefit obligations for pension and postretirement benefits are as follows:

	Pension Benefits		Postretirement Benefits
	Successor	Predecessor	Successor	Predecessor
	July 31, 2009	December 31, 2008	July 31, 2009	December 31, 2008
Accrued benefit obligations assumptions:
Discount rate	5.8%	7.4%	5.8%	7.4%
Rate of compensation increase	3.4%	3.5%	—	—
Benefit costs assumptions:
Discount rate	7.4%	6.0%	7.4%	6.2%
Expected return on plan assets	7.1%	7.5%	—	—
Rate of compensation increase	3.5%	3.4%	—	—

        The following table presents the Company's pension and other postretirement benefit costs related to continuing operations:

	Successor	Predecessor		Successor	Predecessor
	Two months ended September 30, 2009	One month ended July 31, 2009	Three months ended September 30, 2008	Two months ended September 30, 2009	Seven months ended July 31, 2009	Nine months ended September 30, 2008
Pension benefits	$4.2	$4.4	$11.1	$4.2	$15.3	$34.2
Postretirement benefits	0.7	—	0.7	0.7	(1.9)	2.2

Total benefit cost	$4.9	$4.4	$11.8	$4.9	$13.4	$36.4

        Prior to emergence, a settlement loss of $0.7 million and a curtailment loss of $0.1 million were recorded in the Canadian Pension Plan due to closure of the Islington and downsizing of the Richmond Hill, Ontario, plants.

        An additional $0.3 million curtailment gain was recorded as a result of the closure of the Memphis plant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Pension and Other Postretirement Benefits (Continued)

        During the second quarter of 2009, due to an amendment to the Canadian postretirement benefit plan, a curtailment gain of $1.6 million was recognized, in addition to a curtailment gain of $1.6 million resulting from the closure of the Memphis, TN plant (Note 7). During the first quarter of 2009, the Company indefinitely suspended the employer's contributions to non-unionized U.S. employees' 401(k) and 401(a) plans.

        The Company participates in various multiemployer pension plans in the U.S. and Canada. The majority of these plans are underfunded. As discussed in Note 7, the Predecessor recorded a withdrawal liability totaling $1.2 million in the second quarter of 2009 related to the anticipated withdrawal from a plan in which it participates. If, in the future, the Company withdraws from other plans, additional liabilities would likely need to be recorded, some of which may be material. These liabilities would be recorded in the period in which the withdrawal is made.

25. Segmented Information

        The Company operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges ("Adjusted EBIT").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Segmented Information (Continued)

        The following is a summary of the segmented information for the Company's continuing operations:

	North America	Latin America	Other	Inter- Segment	Total
Two months ended September 30, 2009 (Successor)
Operating revenues	$449.4	$39.7	$—	$—	$489.1
Restructuring and other charges	7.8	0.1	1.2	—	9.1
Adjusted EBIT	31.2	2.0	0.6	—	33.8
Operating income (loss)	23.4	1.9	(0.6)	—	24.7
One month ended July 31, 2009 (Predecessor)
Operating revenues	$260.3	$20.5	$—	$—	$280.8
Restructuring and other charges	3.2	—	—	—	3.2
Adjusted EBIT	20.7	(0.5)	(2.5)	—	17.7
Operating income (loss)	17.5	(0.5)	(2.5)	—	14.5
Three months ended September 30, 2008 (Predecessor)
Operating revenues	$921.1	$72.5	$—	$—	$993.6
Restructuring and other charges	6.1	0.2	0.4	—	6.7
Adjusted EBIT	32.3	2.9	(1.5)	—	33.7
Operating income (loss)	26.2	2.7	(1.9)	—	27.0

Two months ended September 30, 2009 (Successor)
Operating revenues	$449.4	$39.7	$—	$—	$489.1
Restructuring and other charges	7.8	0.1	1.2	—	9.1
Adjusted EBIT	31.2	2.0	0.6	—	33.8
Operating income (loss)	23.4	1.9	(0.6)	—	24.7
Seven months ended July 31, 2009 (Predecessor)
Operating revenues	$1,603.6	$131.8	$—	$—	$1,735.4
Restructuring and other charges	21.5	0.3	0.3	—	22.1
Adjusted EBIT	11.8	4.5	(8.0)	—	8.3
Operating income (loss)	(9.7)	4.2	(8.3)	—	(13.8)
Nine months ended September 30, 2008 (Predecessor)
Operating revenues	$2,765.8	$217.8	$0.2	$(0.2)	$2,983.6
Impairment of assets	16.7	—	—	—	16.7
Restructuring and other charges	36.0	1.2	0.4	—	37.6
Adjusted EBIT	70.0	7.6	(6.9)	—	70.7
Operating income (loss)	17.3	6.4	(7.3)	—	16.4

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  Exhibit 99.2
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (In millions of US dollars, except per share amounts) (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In millions of US dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (In millions of US dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of US dollars) (Unaudited)
CONSOLIDATED BALANCE SHEETS (In millions of US dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Periods ended September 30, 2009 and 2008 (Tabular amounts are expressed in millions of US dollars, except per share and option amounts) (Unaudited)
Fresh-start Consolidated Balance Sheet (In millions of US dollars) (Unaudited)
Financial Cash Obligations ($ millions)